THE BEARD COMPANY

Finance Department Code of Ethics

(As Amended 3/9/06)

As a public company it is of critical importance that our filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with us, employees may be called upon to provide information to assure that our public reports are complete, fair and understandable. We expect all of our personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to our public disclosure requirements.

The Finance Department bears a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside of the Company. The Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer and the Treasurer have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the Company as a whole that ensures the fair and timely reporting of our financial results and condition.

Because of this special role, the Chief Executive Officer and all members of our Finance Department* are bound by the following Financial Officer Code of Ethics, and by accepting the Code of Business Conduct as set forth below, each agrees that he or she will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.
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Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, government agencies and in other public communications.

•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.
•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

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*

In addition to the members of our Finance Department,, the Chief Executive Officer and Principal Accounting Officers of (i) Beard Technologies, Inc. and Beard Environmental Engineering, L.L.C. shall also be bound by this Code of Ethics.

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Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one’s work will not be used for personal advantage.

•	Achieve responsible use of and control over all assets and resources employed or entrusted.
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Promptly report to the Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or business ethics, or of any provision of this Code of Business Conduct, including any transaction or relationship that reasonably could be expected to give rise to such a conflict.

Violations of this Financial Officer Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment. If you believe that a violation of the Financial Officer Code of Ethics has occurred, please contact the Audit Committee of the Board of Directors at the following address:

•	Ford C. Price, Chairman

Audit Committee

The Beard Company

6608 N. Western #627

Oklahoma City, OK 73116

It is against our policy to retaliate against any employee for good faith reporting of violations of this Code.